EXHIBIT 99

TXU ENERGY COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
September 30, 2006
(millions of dollars)

Operating revenues	$10,030

Costs and expenses:
Fuel, purchased power costs and delivery fees	4,447
Operating costs	632
Depreciation and amortization	330
Selling, general and administrative expenses	537
Franchise and revenue-based taxes	121
Other income	(47)
Other deductions	195
Interest income	(165)
Interest expense and related charges	416
Total costs and expenses	6,466

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	3,564

Income tax expense	1,194

Income from continuing operations before cumulative effect of change in accounting principle	2,370

Loss from discontinued operations, net of tax benefit	(2)

Cumulative effect of change in accounting principles, net of tax effect	(8)

Net income	$2,360